SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September, 2022

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Nu Holdings Ltd.

(the “Company”)

Minutes of the Annual General Meeting of the Company held at the offices of Nu Colombia S.A. located at Calle 70 Bis # 4-41 Bogotá, D.C., Colombia on 21 September 2022 commencing at 4.30 p.m., Bogota time

Members Present in Person: None

The Members Present by Proxy set out in Computershare’s report attached hereto as Exhibit A, each acting by their duly appointed proxy, as set out in Exhibit A.

Other Persons in Attendance:

Marco Araujo, General Counsel to the Company as AGM Secretary
David Velez Osorno, Chief Executive Officer, as Chairman of the Company
Guilherme Lago, Chief Financial Officer of the Company
Beatriz Outeiro, Global Legal Director, as Internal Counsel of the Company
Juliana Elito, Legal Counsel, as Internal Counsel of the Company
Juliana Navas, Legal Counsel, as Internal Counsel of the Company
Kate Hewitson, from Campbells Law firm, as Cayman Counsel of the Company
Charlie Pywell, from Campbells Law firm, as Cayman Counsel of the Company

Simon Thomas, from Campbells Law firm, as Cayman Counsel of the Company
Hugo Casella, from Davis Polk Law firm, as US Counsel of the Company
Meredith Smith, from Davis Polk Law firm, as US Counsel of the Company
Lina Ononibaku, from Computershare Inc., as Representative of Computershare
Ericka Indart, from Computershare Inc., as Inspector of Elections
Caroline Affonso, as Investor Relations of the Company
Corinne Koeing, as Investor Relations of the Company
Amanda Costa, as Controllership manager of the Company
Monterro Foreman, as Stock Administrator of the Company

A.	It was noted that a quorum of the Members was present and that the meeting could proceed to business.

B.	David Velez acted as Chairman of the Meeting. Marco Araujo acted as Secretary of the Meeting. Ericka Indart from Computershare Inc. acted as Inspector of the Elections.

C.	The following resolutions were proposed:

1.	To resolve, as an ordinary resolution, that the Company’s audited financial statements and the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 be approved and ratified.

2.	To resolve, as an ordinary resolution, that the reelection of the individuals listed from “a” to “h” below and the election of the individual listed at “i” below, as directors of the Company (the “Nominees”), each to serve for a term ending on the date of the next annual general meeting of the Members, or until such person resigns or is removed in accordance with the terms of the Memorandum and Articles of Association of the Company, be approved:

a.	David Velez Osorno;
b.	Douglas Mauro Leone;
c.	Anita Mary Sands;
d.	Daniel Krepel Goldberg;
e.	Luis Alberto Moreno Mejia;
f.	Jacqueline Dawn Reses;
g.	Rogerio Paulo Calderón Peres;
h.	Muhtar Ahmet Kent; and
i.	Thuan Quang Pham.

D.	The Chairman called for a poll and, on a poll, the above resolutions were passed.

E.	There being no further business, the Meeting then closed.

__________________________
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jörg Friedemann
Jörg Friedemann Investor Relations Officer

Date:  September 30, 2022